Exhibit 3.1

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

of

ZUORA, INC.

FIRST:  The name of the corporation is Zuora, Inc.

SECOND:  The address of the corporation’s registered office in the State of Delaware is: Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, New Castle County, Delaware 19801. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

THIRD:  The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law, as amended (the “DGCL”).

FOURTH:  The total number of shares of stock, which the Corporation shall have authority to issue, is one hundred thousand (100,000) shares of common stock, par value $0.00001 per share.

FIFTH:  The board of directors of the corporation is expressly authorized to adopt, amend or repeal the bylaws of the Corporation.  Unless and except to the extent that the bylaws of the Corporation shall so require, the election of directors of the corporation need not be by written ballot.

SIXTH:  The duration of the corporation shall be perpetual.

SEVENTH:  Except as otherwise provided by the DGCL, no director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.  Any repeal or modification of this Article SEVENTH by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.